                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          FRANKLIN SELECT REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   354638-10-8
                 ----------------------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 1998
                 ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         This Document contains 9 Pages.

---------------------------------                                                  --------------------------------------
CUSIP NO.  354638-10-8                                                                 PAGE   2   OF   9   PAGES
           ------------                             SCHEDULE 13D                            -----    -----
---------------------------------                                                  --------------------------------------

-------------------------------------------------------------------------------------------------------------------------
    1          NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               EastGroup Properties, Inc.
-------------------------------------------------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)[ ]
                                                                                                             (b)[ ]

-------------------------------------------------------------------------------------------------------------------------
    3          SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]


-------------------------------------------------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

               Maryland
-------------------------------------------------------------------------------------------------------------------------
       NUMBER OF               7         SOLE VOTING POWER

         SHARES                          612,600
                             --------------------------------------------------------------------------------------------
      BENEFICIALLY             8         SHARED VOTING POWER

        OWNED BY                          -0-
                             --------------------------------------------------------------------------------------------
          EACH                 9         SOLE DISPOSITIVE POWER

       REPORTING                         612,600
                             --------------------------------------------------------------------------------------------
         PERSON               10         SHARED DISPOSITIVE POWER

          WITH                            -0-
-------------------------------------------------------------------------------------------------------------------------
   11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            612,600
-------------------------------------------------------------------------------------------------------------------------
   12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]


-------------------------------------------------------------------------------------------------------------------------
   13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.0%
-------------------------------------------------------------------------------------------------------------------------
   14          TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  This Statement relates to the shares of Common Stock, Series A, without par value, stated value $10.00 per share ("Shares"), of Franklin Select Realty Trust, a California corporation (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 7777, San Mateo, California 94403-7777.


ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

                  This Statement is filed on behalf of EastGroup Properties, Inc., a Maryland corporation ("EastGroup"). Information concerning the principal business of EastGroup is contained in
                  Item 4 of this Statement, which is incorporated herein by this reference. The address of EastGroup's principal office is 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201.

                  Item 2 information with respect to the directors and executive officers of EastGroup is contained in Attachment A hereto, which is incorporated herein by this reference. EastGroup and its executive officers and directors are sometimes hereinafter collectively referred to as the "Reporting Persons."

                  During the last five years, none of the Reporting Persons has
                  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States.

                  NOTE: Nothing in this Statement shall be construed as a statement or admission that the Reporting Persons, or any of them, (i) are acting as a group in the acquisition, disposition or holding of Shares, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3), of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of
                                    Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.




                                Page 3 of 9 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  As of the date hereof, EastGroup has used approximately $3,386,000 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under a line of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which matures on September 30, 1998 and bears interest at LIBOR plus 1.40%.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  EastGroup is an equity real estate investment trust ("REIT") whose primary investment focus is industrial properties. EastGroup operates so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a part of its investment strategy, EastGroup has historically acquired securities issued by other REITs. In certain instances, EastGroup's initial purchases of securities of another REIT may be for investment purposes, while EastGroup evaluates the issuer and its business. During this review process, EastGroup may make a determination that it desires to obtain a significant influence over the management and policies of such companies for the purpose of engaging in the real estate business through or entering into a business combination with such companies.

                  EastGroup has acquired its Shares for investment, but is currently evaluating the business and assets of the Issuer and EastGroup's investment in Shares. After such evaluation, EastGroup may determine to change the purpose or purposes for which it has acquired Shares and may attempt to exert a significant influence over the management and policies of the Issuer. In connection with such evaluation, representatives of EastGroup have from time to time met with representatives of the Issuer to discuss the Issuer's business, assets, operations and strategic plans. EastGroup may attempt to contact the Issuer to further discuss such topics. Any future actions by EastGroup with respect to the Issuer will depend on, among other things, EastGroup's detailed evaluation of the Issuer's assets, the Issuer's financial position, real estate and securities market conditions, and other relevant factors.

                  EastGroup may make additional purchases of Shares in open market or privately negotiated transactions. Any such purchases will depend upon its evaluation of its investment, the amounts of Shares available for purchase, Share prices and other relevant circumstances. After EastGroup's review of its investment in the Issuer, EastGroup may decide to sell Shares. Any such purchases or sales of Shares will depend upon EastGroup's continuing evaluation of the Issuer's business, financial condition and prospects, the actions of management and the Board of Directors of the Issuer, real estate and securities market conditions, and other future developments.




                                Page 4 of 9 Pages

                  Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition of additional securities or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
                  (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  ---------------------------------

                  (i) SHARE OWNERSHIP. As of the date hereof, EastGroup beneficially owns 612,600 Shares, or 5.0% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended March 31, 1998 (12,250,374). No other Reporting Person beneficially owns Shares.

                  (ii) RECENT TRANSACTIONS. EastGroup made the following purchases of Shares in open market transactions on the American Stock Exchange.

                                                                       Purchase Price Per
                           Date             Number of Shares                 Share
                           ----             ----------------           ------------------

                           6/3/98               9,000                  $6.8069

                           6/5/98               3,500                   7.3678

                           6/8/98                 100                   7.3125





                                Page 5 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

                  None.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

                  None.







                                Page 6 of 9 Pages

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 10, 1998


                                       EASTGROUP PROPERTIES, INC.



                                       By: /s/ David H. Hoster II
                                          --------------------------------------
                                           David H. Hoster II
                                           Chief Executive Officer and President




                                Page 7 of 9 Pages

                                  ATTACHMENT A
                                  ------------


ITEM 2.           Identity and Background.
                  ------------------------

                                        Directors and Executive Officers of
                                        -----------------------------------
                                            EastGroup Properties, Inc.
                                            --------------------------

                                                                 Present Principal Occupation
         Name                  Position                            and Address
         ----                  --------                            -----------


Alexander G. Anagnos          Director                   Financial Advisor with W.R. Family
                                                         Associates, 122 East 42nd Street, 24th
                                                         Floor, New York, NY 10168.

H.C. Bailey, Jr.              Director                   President of H.C. Bailey Company (real
                                                         estate development and investment),
                                                         P.O. Box 22704, Jackson, MS 39225

Fredric H. Gould              Director                   General Partner of Gould Investors
                                                         L.P.; President of REIT Management Group, 60
                                                         Cutter Mill Road, Suite 303, Great Neck, NY
                                                         11021.


John N. Palmer                Director                   Chairman of Mobile
                                                         Telecommunications Technologies
                                                         Corp., P.O. Box 2469, Jackson, MS
                                                         39225.

David M. Osnos                Director                   Partner in the law firm of Arent, Fox,
                                                         Kintner, Plotkin & Kahn, 1050
                                                         Connecticut Avenue, NW, Washington,
                                                         D.C. 20036.

Leland R. Speed               Chairman                   Chairman of the Board of Directors of
                                                         EastGroup Properties, Inc. and
                                                         Parkway Properties, Inc.*

David H. Hoster II            Chief Executive            Chief Executive Officer and President
                              Officer, President         of EastGroup Properties, Inc.*
                              and Director

N. Keith McKey                Executive Vice             Executive Vice President, Chief
                              President, Chief           Financial Officer, Treasurer and
                              Financial Officer,         Secretary of EastGroup Properties,
                              Treasurer and              Inc.*
                              Secretary





                                Page 8 of 9 Pages


                                                          Present Principal Occupation
    Name                        Position                           and Address
    ----                        --------                           -----------
Diane W. Hayman               Vice President and         Vice President and Controller of
                              Controller                 EastGroup Properties, Inc.*

Marshall W. Loeb              Vice President             Vice President of EastGroup Properties,
                                                         Inc.*

Jann W. Puckett               Vice President             Vice President of EastGroup Properties,
                                                         Inc.*

Stewart R. Speed              Vice President             Vice President of EastGroup Properties,
                                                         Inc.*

--------------------

*         This individual's address is 300 One Jackson Place, 188 East Capitol Street,
          Jackson, MS 39201.


                                Page 9 of 9 Pages